

Mail Stop 3561

October 17, 2008

Mr. Jing Jing Long
Principal Executive Officer
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

> **Re: Tank Sports, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2008**
> **File No. 000-51946**

Dear Mr. Long:

We have reviewed your amended filing dated October 15, 2008 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 on Form 8-K Filed October 15, 2008

1. Please revise to state whether UIAC's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please note that you should file an updated letter from UIAC stating whether the firm agrees with the statements made in the amended filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

3. As previously requested, please provide a statement to us, in writing, acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant